INVEST IN **RIMRISER**

Revolutionizing manholes, storm drains and utility vaults - SAVES MONEY



LEAD INVESTOR

Merle Thompson

In the interest of full disclosure I am friends with some of the employees at RimRiser. "RimRiser's product is innovative but also easy to understand with a bolt and screw adjusted leveling system that is more precise, requires fewer people to install, and is simpler, faster and safer to use for workers. With fewer people working in concert to install it and not requiring workers to use pry bars and hand placed shims there is a margin of safety which translates to fewer injuries.
It's the better mousetrap of manholes.

Invested $5,000 this round

www.rimriser.com   Vancouver WA

Technology   Hardware   Infrastructure   Government   Manufacturing

Highlights

1. Privately raised over $2.3M

2. Saves Money - Simple, Safe, Fast, and Accurate

3. Strong Board of Directors

3. Strong Board of Directors

4. Three patents registered and two trademarks issued.

5. Additional products to be released in 2022

6. Product sales and installs across the Country

7. Department of Transportation Approved

8. $1.2 Trillion Infrastructure Bill = miles of roadway = massive RimRiser opportunity.

Our Team



Aaron BARR CEO

30 plus years in Construction and Land Development. Successful business owner and entrepreneur. Taking an invention like RimRiser to market in less than one year.

> I knew there had to be better way to set manholes. The use of prybars and shims is inaccurate, slow and unsafe. As a developer and road owner my projects had to be done right, completed within budget and without injuries or delays.



Matt Stiller VP Sales

Management Team member for Portland-based Stormwater Management that grew to over $30M annual revenue before being acquired at a 19x return to investors.



Lanz Fritz CFO/Board Member

Currently president of Olympus Controls. Lanz also served as CFO and VP of operations at Stormwater Management Inc.



Ron Sparks Board Member

Founded Columbia Precast and sold to Travis Ind.



Kelly Patterson Senior Engineer

Past Director of Engineering Oldcastle Infrastructure overseeing 80 manufacturing facilities.



Gabe Judah Operations Manager

Training officer for specialty children's transport team.

Pitch

RimRiser continues to join membership and trade organizations to help promote our products.

Table of Contents
1 Table of Contents
2 Problem & Solution
3 Value Proposition
4-5 RimRiser Products & Applications
6 Approvals
7 Intellectual Property
8-10 Marketing Activities
11 Orders & Early Adopters
12 Memberships & Organizations
13 Projections
14 Executive Summary
15-18 Leadership
19 Regional Sales
20 Legal Team
RIMRISER™
1

When we show RimRiser to contractors and public works crews, there is always a few people who will say, "why didn't anyone think of this 100 years ago." RimRiser not only means "saving money" it means working safer, faster, more accurately. Instead of pry bars or excavation equipment to adjust heavy structures to the exact elevation and slope, a single installer can simply turn the screws without lifting or hand placing shim material.



Problem & Solution
The Old Way
The RimRiser™ Way
Examples of Improvised Shims
Traditionally, manhole castings and precast tops are set to finished grade manually with prybars and hand placed shims.
Larger castings and tops require excavation equipment. Improvised shims like wooden stakes, rocks, soda cans etc. are imprecise and break down over time, leaving paths for erosion and infiltration.
• Utilizes imprecise or improvised shims
• Wastes valuable man-hours
• Inaccurate
• High risk of injury
With RimRiser, one person can safely set a manhole or catch basin in less than one minute.
• No shims needed
• Saves time and money
• Highly accurate
• Safe
Link:
2021 PNPC Winter Meeting Video
2

Simple, Safe, Fast, Accurate, reduces Labor and crew size, reduces the risk for hand and back injuries, a leading hazard on construction sites. Set it right the first time and eliminate the re-adjustment of manholes and catch basins after pavement has been laid, accurate installs last longer and require less maintenance.

Value Proposition
Innovative Design- Saves Time and Money
Installs made Simple, Safe, Fast, & Accurate
Simple
Easy as turning a screw.
Built Tough! RimRiser screws can safely lift thousands of pounds.
Fast
RimRiser products install ten times faster than traditional products.
A standard 5/8" hex driver works on all RimRiser Jack Screws.
Safe
RimRiser eliminates manual lifting with pry bars and hand placement of shim materials.
Accurate
Adjustable and highly accurate.
Set the line, and you'll hit it every time.
3

RimRiser is easily integrated into any current municipal casting or precast concrete top for civil construction. Any project with parking lots, sidewalks, roadway, new construction or repair, is a revenue opportunity for RimRiser.

RimRiser Products & Applications
Any municipal casting can be easily modified to accept the RimRiser hardware

RimRiser does the work of heavy machinery and multiple crew members, saving time and money. Currently in Maine, RimRiser is being used to set precast concrete tops weighing more than 7,700 pounds.

RimRiser Products & Applications
Any precast concrete top can be easily modified to accept the RimRiser hardware

RimRiser has multiple state and agency approvals and many more in the works. We're working to make RimRiser the standard across the nation.

Approvals
Locations

RimRiser Approvals and Markets Entered

AGENCY APPROVALS:
1. Oregon DOT
2. Washington DOT
3. Vancouver, WA
4. Longview, WA
5. Kelso, WA
6. Camas, WA
7. Clark County, WA
8. Medford, OR
9. PBOT (Portland, OR)
10. Louisiana DOTD
11. CCCSD (California)
12. South Carolina DOT
13. Texas DOT
14. Utah DOT
15. Nevada DOT
16. Snoqualmie Utility District
17. Idaho DOT
18. Montana DOT
19. Arizona DOT
20. Georgia DOT
21. North Carolina DOT
22. Battle Ground, WA
23. La Center, WA
24. Nebraska DOT
25. Pennsylvania DOT
26. Florida DOT

PENDING APPROVALS:
1. Maine DOT
2. North Dakota DOT
3. South Dakota DOT
4. New Mexico DOT
5. New York DOT
6. Mississippi DOT
7. Colorado DOT
8. Puget Sound Energy
9. Benton County PUD
10. Cal-Trans (California)
11. Pacific Power
12. Portland General Electric
13. Tennessee DOT
14. Michigan DOT
15. Arkansas DOT

KEY:
■ - Agency Approvals
□ - Pending Approvals
★ - Foundries
✦ - Precaster

ABBREVIATIONS:
DOT (Department of Transportation)
BOT (Bureau of Transportation)
PUD (Public Utility District)
PUC (Public Utility Commission)

Three USA patents and two trademarks have been issued. We are continuing our patent and trademark pursuit in Europe, Australia and Canada.

Intellectual Property
Company Founded - 2019

RimRiser is a company founded on American ingenuity that takes pride in manufacturing our products in the USA.

Patents
- First US Patent Filing 5/2022,
- US patents issued: US # 11,326,321 B2, 11365,537 B2, D956,546 S
- First Canadian Patent Filing 3/2022, patent design # 197687


Trademarks
• RIMRISER®, US trademark registration # 6,615,787
• RimRiser trademark stylized logo ( ): US trademark registration # 6,639,833
• RIMRISER Canadian trademark application # 1996139
DASCENZO GATES
INTELLECTUAL PROPERTY LAW, P.C.
7

RimRiser was officially introduced to the country at the 2020 Precast Show in Dallas Fort Worth Texas. RimRiser was very well received. Click here for links to the articles listed in the following slide.


Marketing Activities
The Precast Show 2020
(Fort Worth, Texas)
Recently Published Articles
Social Media
Informed Infrastructure
For Construction pros
Concrete Products
Portland Business Journal
Asphalt Pro
Underground Construction
Fort Construction Pros
Municipal Sewer & Water
For Construction Pros
8

In person product demonstrations are provided for contractors, civil engineers and municipalities. Customers recognize the value of RimRiser- Simple, Safe, Fast, Accurate- a superior method of installation. Again, saving time and money.


Marketing Activites
Mobile RimRiser full scale product demonstration
9

We have lots of success hosting product demonstrations at our HQ in Vancouver, WA. Local agencies have adopted and spec'd RimRiser after seeing it in action and recognizing the safety, efficiency, and accuracy benefits.


Marketing Activites
RimRiser interactive showroom displaying over 20 different RimRiser products from around the country
RIMRISER
10

Below is a list of some of the companies we work with across the country


Orders & Early Adopters

Orders to Date:
1. Columbia Precast (WA)
2. Rogue Valley Precast (OR)
3. Advanced Precast (OR)
4. Wilbert Precast (WA)
5. Village of Lombard (IL)
6. City of Camas (WA)
7. City of Vancouver (WA)
8. National Precast (WA)
9. Snoqualmie Utility District (WA)
10. D&L Foundry (WA)
11. Oldcastle (ID)
12. Oldcastle (OR)
13. City of Spokane (WA)
14. Precast of Maine (ME)
15. National Precast (WA)

Suppliers Specifying RimRiser:
1. Bio Clean Environmental Services, Inc. (A Forterra Company)
2. In 2021, City Engineers started to specify RimRiser on their Plans

Early Adopters:

11

RimRiser continues to join membership and trade organizations to help promote our products.

Memberships & Organizations

12

RimRiser has sales in excess of $200,000 and contractors are beginning to place orders by the truckload. There have been a few larger corporations in the industry looking to acquire RimRiser. They realize the company that holds the patents will eventually control the market. A quote from one of the industry leaders. "RimRiser made cast iron sexy again".

Projections



13

forward looking projections are not guaranteed.

Executive Summary
$1.07 M Total Raise - Investment Purpose

RimRiser™ has raised $2.08 million in equity to date and plans to use additional proceeds as follows:

- Continued investment in sales team to rapidly expand national coverage
- Additional engineering staff and regulatory specialists to drive specifications
- R&D of additional RimRiser products
- Attend regional and national trade shows to increase brand awareness
- Strategic advertising in trade magazines, email campaigns, and advertising
- Legal fees for IP - related activity and review of licensing agreements
- Marketing collateral and promotional products
- General and administration expenses

14

Leadership



Aaron Barr
Founder-CEO
Board Member

Aaron has over 35 years of hands-on experience in the construction industry, and more than 20 years of experience in project management and land development. At age 14, he began working as a laborer and quickly advanced his civil construction skills, especially in the areas of excavation, horizontal and vertical construction, and marine construction. Aaron attended Laney College in Oakland, CA and continues his quest for knowledge with further higher education and by surrounding himself with experienced team members and advisors. He has a special knack for quickly creating simple and smart solutions to address construction pain points, which led to the creation of the first RimRiser in 2017. When he's not starting a company, you can find Aaron working side-by-side with construction workers to assure jobs get done correctly and on time.



Gabe Judah
Operations
Manager

Gabe joined RimRiser in July of 2019 after working for Union Pacific Railroad as a yard supervisor. Previously, he spent 17 years in emergency medical services as a field training officer, including 10 years on a specialized mobile intensive care unit at a prominent children's hospital. It was there that he honed his ability to multitask in high-stress and fast paced situations. Gabe attended Eastern Oregon University in La Grande, Oregon.

Leadership



Kelly Patterson, P.E.

Kelly graduated with a BS in Civil Engineering from Oregon State University, then worked as a surveyor, explosives handler, concrete dam, and bridge construction engineer in CO, AK, WA, CA, OR. Hired at Oldcastle in 1985 as engineering manager then moved to West Region Engineering Manager, covering plants in WA, OR, CA, and AZ. Director of Engineering in 2005 overseeing 80 manufacturing facilities. Relocated to WA in 2018 to manage engineering responsibilities for 5 Precast plants in the NW. Current or former Registered P.E. in OR, WA, ID, NV, UT, NM, CO, TX, WY, OH, AZ, and Guam. Kelly enjoys traveling with his wife Carol, mountain biking, motorcycles, aviation, and enjoying the great outdoors. In 2021, Kelly joined RR to apply his vast knowledge of engineering, product design & development, intellectual property, specification writing, and hands-on ability.



Matt Stiller
VP of Sales

Matt joined RimRiser in April of 2020. Prior to joining RimRiser, Matt was Territory Manager for Oldcastle Precast. Matt has worked in or around construction for more than 20 years. He started in the field as a site supervisor before transitioning to become a key team member of the successful Portland-based start-up company, Stormwater Management Inc. (SMI, later acquired by Contech). With SMI he helped to develop and then manage manufacturing, purchasing, customer service, and maintenance departments. Matt has extensive experience leading sales and promotions teams while also serving as a project consultant and regional product manager. Matt is a graduate of Multnomah University in Portland, OR.

Leadership



Robert MacLellan
Board Member

Robert is active in corporate management, including real estate/site selection, finance, legal and marketing. He co-founded Pacific Coast Restaurants, Inc. (PCRI) in 1980 and served as chairperson. He then sold PCRI to Restaurants Unlimited in 2007. Prior to PCRI, Robert was a corporate middle management executive for firms such as Taco Bell and Fotomat Corporation, and he was a Vice President of Marriott Corporation's Farrell's Ice Cream Parlors. For several years Robert served clients nationally as an explosive growth specialist and was an advisor and board member for Stormwater Management Inc.



Bill Jabs
Chairman
Board Member

Bill is a retired civil engineer and was one of the original owners of W&H Pacific, a large civil engineering company with offices in three states. Bill was also the founder of Stormwater Management Inc., which was sold to Contech Engineered Solutions. Bill graduated from Oregon State University in 1969.

Leadership



Lanz Fritz
CFO
Board Member

Lanz is currently president of Olympus Controls. Prior to his time at Olympus, he founded Corporate Growth Consulting, where he focused on Finance and Operations. Lanz also served as CFO and VP of operations at Stormwater Management Inc. After the purchase of SMI by Contech Engineered Solutions, Lanz continued in a senior management role. Previously, he was senior auditor at Grant Thornton, worked in the finance department at Hollywood Video, and modernized the mainframe at Northwest Pipe and Oregon Steel. Lanz has a BA in Economics/Accounting from Claremont McKenna College.



Ron Sparks
Board Member

Ron has over 30 years of experience in construction supply and precast concrete manufacturing. Ron was the Vice President / General Manager for Hanson Pipe and Precast where he oversaw Westcoast operations for 13 years. In 2013, he founded CPP (Columbia Precast Products). He sold CPP to the Garske Family and then built another precast facility in Southern Oregon, Rogue Valley Precast. Ron is an entrepreneur at heart and in 2020 the opportunity to grow another company presented itself. He made the move to the Environmental Containment Corp where he is currently the CEO. Environmental Containment Corp is the PNW leader in design, supply, and installation of stormwater detention facilities. Ron has served the industry on the local level as a president of the Pacific Northwest Precast Concrete Association and currently is the chairman for the National Precast Concrete Association. Ron and his wife Christy enjoy traveling, golfing, gardening, and the outdoors.

Regional Sales Team

NORTHWEST & CENTRAL SALES
Matt Stiller





NORTHEAST SALES
W. Scott Gorneau, P.E.

SOUTHWEST SALES
Mark W. Ludwig

MIDWEST SALES
Matt Stiller

SOUTHWEST AND TEXAS SALES
Matt Stiller

19

Legal Team



Douglas Morris

MILLER NASH

Doug is a partner in the firm's business team and chairs the the firm's consumer products & services department. Doug's practice focuses on mergers and acquisitions, corporate finance, securities, and corporate representation of businesses. He frequently serves as general counsel for clients, providing business and strategic advice, structuring key transactions and licensing agreements, reviewing contracts and drafting agreements, and assembling the right team of subject-matter experts to meet clients' varied needs.



Kimball Ferris

FERRIS LEGAL LLC

Kimball has practiced in the Portland, Oregon area since 1978, emphasizing domestic and international business, real estate, renewable energy, and finance related issues. He works closely with senior business executives and high-net-worth individuals in resolving the legal issues and concerns affecting their business objectives using creative and innovative problem-solving approaches. Kimball's practice areas and experiences include working independently, as a team leader, and team member, providing advice and counsel on a wide and diverse variety of business transactional matters.

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RIMRISER™
Founded 2018

LEARN MORE ABOUT THIS INVESTMENT OFFERING
CLICK THE LINKS BELOW

MADE IN USA

www.rimriser.com

Downloads

RimRiser Flyer.pdf

Portland Business Journal.pdf